Exhibit 99.1

FEMSA Forward

Focused Leadership in Retail, Beverages & Digital

FEMSA announces a redefined corporate organization and senior leadership changes

Monterrey, Mexico, February 23, 2024 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today that, as part of its commitment to the FEMSA Forward strategy, it is implementing changes in its corporate organization.

Consistent with the FEMSA Forward strategy, each of our three core business verticals will continue strengthening their already robust teams to ensure they capture the significant growth opportunities ahead of them. Their size and complexity require a strong team, dedicated to the execution of their strategies, and the achievement of their business objectives. Our FEMSA corporate organization will focus on setting the overall strategic direction and providing guidance and support for the core businesses, including all major strategic, financial, and capital market-related matters.

In this context, and having largely concluded the transformational transactions stemming from FEMSA Forward, today we are announcing two changes in FEMSA’s senior leadership team.

Francisco Camacho Beltrán, FEMSA’s Chief Corporate Officer, has decided to complete his cycle at the Company and pursue new professional challenges, stepping down from his role effective April 30, 2024. Since joining the Company in 2020, Francisco successfully led most of the corporate functions of FEMSA, while also playing a pivotal role in defining FEMSA’s Strategic Priorities Framework, ensuring its alignment with the new FEMSA Forward strategy, and coordinating the development of the current long-range plans of FEMSA and its business units. He leaves the Company with a clear roadmap for sustained growth, and in an enviable position to meet all the ambitious goals that the Company has set in its sustainability efforts.

Eugenio Garza y Garza, FEMSA’s Chief Financial Officer (“CFO”), has also decided to finish his cycle at the Company and step down as CFO effective April 30, 2024. Since joining FEMSA in 2018, Eugenio has played an instrumental role in the strategic and corporate development of FEMSA, including the design and implementation of the FEMSA Forward strategy in record time, the successful divestment of FEMSA’s stake in Heineken, JRD, and Envoy, as well as numerous other benchmark-setting M&A and capital market transactions. His leadership, financial acumen, and strategic vision have been key to the continued success and financial strength of FEMSA and its Business Units.

Martin Arias Yaniz has been appointed Chief Financial Officer, effective April 30, 2024. Martin has been an integral part of FEMSA’s finance and strategy team for 25 years. He began working with FEMSA in 1999 as a strategic advisor before formally joining FEMSA in 2003, occupying different leadership positions in the Corporate Development, Strategic Planning, and Treasury teams at both Coca-Cola FEMSA and FEMSA. From 2014 until 2019, he was FEMSA’s Director of Strategic Planning and Corporate Development. Since his departure from this role, Martin has continued as a close and trusted advisor of the Company for strategic projects, including FEMSA Forward and the implementation of its related transactions. He will serve as FEMSA’s CFO on an interim basis, and FEMSA will conduct a thorough search process to appoint a permanent replacement in due course. FEMSA’s CFO will report to José Antonio Fernández Carbajal, FEMSA’s Executive Chairman and CEO.

Martin will work closely with Francisco and Eugenio over the next two months to facilitate a seamless handover. In addition, during this period, Eugenio will launch the implementation of the capital allocation elements of the FEMSA Forward strategy that was announced on February 15, transitioning to Martin in due course to ensure its continued success. Following his departure from the CFO position, Eugenio will remain working with FEMSA in an advisory role for key strategic projects.

The Company expresses its deepest gratitude to Francisco and Eugenio for their many invaluable contributions and wishes them continued success in their future endeavors.

About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

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